September 21, 2017

Pamela A. Long

Assistant Director

Office of Manufacturing and Construction

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4631

Washington, DC 20549

RE:	LHI Acquisition Corporation Form 10-12G Filed August 21, 2017 File No. 000-55829

Dear Ms Long:

This letter is in response to your letter dated September 14, 2017 regarding LHI Acquisition Corporation (the “Company”, “we”, “us” or “our”) Registration Statement on Form 10. A clean and a marked copy of the amended filing are included for you review.

General

1.	Note that the registration statement on Form 10 becomes effective automatically 60 days after its initial filing. LHI Acquisition Corporation will then be subject to the reporting requirements of the Exchange Act, including the requirements to file Forms 10-K, 10-Q, and 8-K even if there are comments open on the registration statement on Form 10. If LHI Acquisition Corporation does not wish to become subject to these reporting requirements, the company may wish to consider withdrawing the registration statement on Form 10 before it becomes effective automatically.

Response

LHI Acquisition Corporation acknowledges that the Form 10 will automatically become effective on October 23, 2017 and the company will then be subject to the reporting requirements of the Exchange Act, including the requirements to file Forms 10-K, 10-Q and 8-K even if there are comments open on the registration statement on the Form 10. The company also acknowledges that it may withdraw the registration statement on Form10 before it becomes effective automatically.

332 North Henry Street, Williamsburg, Virginia 23185

www.lhicorp.com

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Item 1. Business, page 3

(b) Business of Issuer, page 3

2.	Please significantly revise your discussion to describe with specificity your plan for the next twelve months. Provide more detail regarding your specific plan of operation, including detailed milestones and the anticipated time frame for completing a business combination through an acquisition or merger. See Item 101(a)(2) of Regulation S-K.

3.	In this section and throughout the registration statement, you refer to aspects of your relationship with Ludvik Holdings. For example:

•	On page 3, you state that Ludvik may recommend whether the company file a registration statement on Form S-1, and that Ludvik will typically enter into an agreement with a target to assist it becoming a public company.

•	On page 4, you state that you may enter into agreements with consultants to assist in locating a target company, and that Ludvik is solely responsible for the costs of seeking a potential target.

•	In the risk factor entitled “Conflicts of interest . . .” on page 13, you state that Mr. Kristan’s choice of a target company may be influenced by the target’s willingness to enter into an agreement with Ludvik for services.

•	In the risk factor entitled “Our business is difficult to evaluate . . .” on page 13, you state that Ludvik “will pay all expenses incurred by the company,” but that there is no agreement regarding such payment by Ludvik.

•	On page 20, you state that you do not currently intend to retain any entity to act as a “finder” to identify and analyze the merits of potential target businesses, but that Ludvik may act as a financial consultant to the company after a transaction.

Please revise to clearly describe the full scope of Ludvik’s intended role, and state clearly, wherever the performance of any activities by Ludvik are discussed, that you have no formal agreement or understanding with Ludvik, that Ludvik has no obligation to provide any financing, consulting, finder or other services to the Company and that such financing or other services are not assured.

Response

The Company has revised the disclosures in Item 1 (b) relating to the specific plan for the next twelve months and has revised disclosures to describe fully the scope of Ludvik’s intended role in accordance with Staff’s comments.

332 North Henry Street, Williamsburg, Virginia 23185

www.lhicorp.com

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Scaled Disclosures -Election to Comply With New or Revised Accounting Standards, page 10

4.	Please clarify here that you are not electing to opt out of Section 102(b)(1) of the JOBS Act, or remove disclosures that merely repeat the requirements for electing to opt out of the extended transition period. We note your disclosure in the third risk factor on page 12 and in the second paragraph under “Financial Information” on page 19 that you are not opting out of this provision. These detailed disclosures about the mechanics of opting out may confuse investors as to your intention, and are unnecessary if you are not making that election.

Response

The Company is not electing to opt out of Section 102(b)(1) of the JOBS Act and has amended the disclosures in accordance with the Staff’s comments.

Item 1A. Risk Factors, page 12

The current difficult economic climate may affect our ability to pursue a successful business combination, page 14

5.	We note your disclosure that you are unable to accurately predict how long the current economic condition will persist. Please expand your discussion to explain what your basis is for such statements. In addition, please revise other risk factors to ensure that only the most significant factors that make your offering speculative or risky are discussed. See Item 503(c) of Regulation S-K.

There are issues impacting liquidity of our securities..., page 15

6.	Please remove statements regarding the position and guidelines of the SEC and the staff pertaining to PIPEs and Rule 415. These disclosures may imply that the SEC or the staff has confirmed or approved your disclosure. Further, you are not engaging in any of these transactions at this time and there is no assurance that you will do so in the future.

Item 2. Financial Information, page 19

7.	We note your disclosure that you anticipate that you will incur expenses related to filing reports and annual corporate fees in the amount of $10,000. We also note, on page 14 and page 21, your statement that you anticipate such expenses not to exceed $50,000. Please revise your disclosure accordingly.

332 North Henry Street, Williamsburg, Virginia 23185

www.lhicorp.com

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Prior Blank Check Company Experience, page 24

8.	Disclosure in this section states that Mr. Kristan has not been involved with another existing blank check company, or in creating similar companies. However, disclosure in the risk factor entitled “Our sole stockholder may engage in a transaction ...” on page 17 states that “management is likely to change if the Company uses the same structure as previous transactions undertaken by Mr. Kristan.” Please reconcile these disclosures, and describe the nature and structure of the previous transactions Mr. Kristan has undertaken that you refer to in this risk factor.

Response

The Company has revised the Item 1 (a) Risk Factors to reconcile disclosures and remove statements to address the Staff’s comments.

We acknowledge the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact me or our counsel Vic Devlaeminck.

Sincerely,

/s/ Frank Kristan
Frank Kristan
President

332 North Henry Street, Williamsburg, Virginia 23185

www.lhicorp.com

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